Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

September 2, 2011

VIA EDGAR AND E-MAIL

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	Groupon, Inc. Registration Statement on Form S-1 filed on June 2, 2011 Amendment No. 1 filed on July 14, 2011 Amendment No. 2 filed on August 10, 2011 File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), set forth below are responses of the Company to comments made by the Staff during a telephone call that took place on August 31, 2011 between the Staff and Winston & Strawn LLP, the Company's outside counsel, with respect to an internal memorandum dated August 25, 2011 that was sent via e-mail by Andrew Mason, the Company's chief executive officer, to certain employees of the Company. For convenience of reference, the text of the comments made by the Staff during the August 31st telephone call has been reproduced in italicized type below.

  1.
  Confirm that Andrew Mason's e-mail was sent only to employees of the Company and indicate the date on which it was sent.

        The e-mail from Andrew Mason was sent on August 25, 2011 and was addressed to two e-mail aliases: "North America Groupon" and "Managing Directors at Groupon.de". The first e-mail alias is composed of all of the Company's employees in North America and several individuals who are consultants or service providers to the Company and bound by duties of confidentiality to the Company. The second alias is composed of senior employees of the Company's international operations and several individuals who are consultants to the Company and bound by duties of confidentiality to the Company.

  2.
  What steps did the Company take to limit dissemination of Andrew Mason's e-mail by employees of the Company?

        In the recent past, the Company sent three e-mails to employees reminding them to refrain from discussing any aspects of the Company's business during the registration process. The e-mails were sent on June 2, 2011, August 10, 2011 and August 25, 2011. Mr. Mason's most recent e-mail contained several reminders of the Company's and its employees' obligations during the registration process. For example, Mr. Mason stated in the e-mail, "[f]or now we must patiently and silently endure a bit more public criticism" and reminded employees "you can't actually say any of this yet." In addition, Mr. Mason has communicated in a similar manner with employees in the past and there was no pattern of such communications being leaked or distributed to the media. Furthermore, as a condition of employment, each of the Company's employees is required to sign a confidentiality agreement that prohibits the dissemination of Company-related information, including Mr. Mason's e-mail.

  3.
  Does the Company intend to implement a directed share program for employees as part of its initial public offering?

        The Company will not implement a directed share program for employees as part of its initial public offering.

  4.
  Provide an analysis of whether Mr. Mason's e-mail constitutes a violation of Section 5 of the Securities Act of 1933, as amended.

        As the Staff is aware, the Company has in the past received, and expects to continue to receive, a high degree of media coverage. Due to the inherently unmoderated nature of today's Internet-based media, as well as the expanded coverage in print and broadcast media given to non-public companies, the coverage regarding both the Company's business and the proposed offering involves a blend of traditional reporting and analysis and unbalanced speculation and commentary. Certain of the commentary regarding the Company's business model and sustainability, in particular, has had negative effects on employee morale as well as the Company's ability to attract and retain employees. In an effort to ease the concerns of its employees while being mindful of the Company's quiet period restrictions, Mr. Mason sent a confidential e-mail to all of the Company's employees in North America and senior managers of the Company's international operations, as noted in the Company's response to Comment No. 1 above. The purpose of the e-mail was solely to improve employee morale and provide information to employees in response to erroneous media reports that brought into question the integrity of management and the Company's ability to continue as a going concern. The Company has more than 3,000 employees in North America alone and routinely uses e-mail to communicate Company-wide information. As discussed in further detail below, Mr. Mason and the Company took preventative measures to seek to avoid any dissemination of the e-mail beyond the intended recipients. Furthermore, the Company does not believe that there has been or will be any market conditioning effect as a result of Mr. Mason's e-mail.

        Section 5 of the Securities Act prohibits the making of an offer through a written communication outside of the statutory prospectus before a registration statement is declared effective. The Company's entire management team, including Mr. Mason, has been briefed on several occasions by both internal and external legal counsel regarding the need to comply with applicable Securities and Exchange Commission regulations regarding publicity and other forms of "gun jumping." Mr. Mason's historical actions and interactions with the press during the registration process have clearly demonstrated his awareness of restrictions on pre-filing publicity. For example, on numerous occasions, Mr. Mason has declined to comment to the press and others regarding the Company's initial public offering. The Company has taken further efforts to inform its employees not to discuss any aspects of the Company's business during the registration process with three separate e-mails sent on June 2, 2011, August 10, 2011 and August 25, 2011. Mr. Mason's e-mail contained several reminders of the Company's and its employees' obligations during the registration process, stating that "[f]or now we must patiently and silently endure a bit more public criticism" and reminding employees "you can't actually say any of this yet." In addition, Mr. Mason has communicated in a similar manner with employees in the past and there was no pattern of such communications being leaked or distributed to the media. Further, as a condition of employment, each of the Company's employees is required to sign a confidentiality agreement that prohibits the dissemination of Company-related information, including Mr. Mason's e-mail. The Company believes that the intent of Mr. Mason's e-mail, taken together with its employees' ongoing confidentiality obligations to the Company, the preventative measures in place and the previous communications to employees with no pattern of such communications being leaked or distributed to the media, clearly indicates that the public dissemination of Mr. Mason's e-mail was an isolated incident outside of the control of the Company and was not intended to evade the requirements of Section 5 of the Securities Act.

        The Company does not believe that there has been or will be any market conditioning effect as a result of Mr. Mason's e-mail. This belief is supported by the fact that the Company and the underwriters have not received any indications of interest from potential investors as a result of Mr. Mason's e-mail. It is also important to note that no portion of the offering will be directed to employees and therefore Mr. Mason's e-mail to employees did not and will not have the effect of conditioning employees to participate in a directed share program. In addition, while the timing of the initial public offering has not been determined, it is clear that additional time will pass before the offering is completed and each potential investor will receive a prospectus prior to making an investment decision. As the Staff is aware, the prospectus will specifically caution investors to rely only on the information contained in the prospectus in determining whether to purchase the Company's shares. Therefore, the Company does not believe there has been or will be any market conditioning effect as a result of Mr. Mason's e-mail.

        For the foregoing reasons, the Company believes that Mr. Mason's e-mail appropriately balanced the Company's need to provide information to employees with its quiet period restrictions, the dissemination of such e-mail to the public was an isolated event not anticipated in light of the preventative measures already in place and the dissemination did not have the actual effect of conditioning the market for the Company's pending offering. As a result, the Company does not believe that Mr. Mason's e-mail violates Section 5 of the Securities Act.

*                   *                   *

        If you have any questions regarding any of the responses in this letter, please call me at (312) 558-5979.

Respectfully submitted,
/s/ Steven J. Gavin
Steven J. Gavin
Enclosures
cc:	Andrew D. Mason David R. Schellhase Matthew F. Bergmann